April 29, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Aamira Chaudhry Adam Phippen Brian Fetterolf Erin Jaskot

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Amendment No. 3 to the Registration Statement on Form F-1 Submitted on March 31, 2025 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 22, 2025 on the Company’s Amendment No. 3 to Registration Statement on Form F-1 previously submitted on March 31, 2025 (the “Amendment No. 3”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 4 to the Registration Statement on Form F-1 (the “Amendment No. 4”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1 filed March 31, 2025

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.

Please tell us the nature of the cash flows related to the “Due from related parties” line item. In addition, please tell us your consideration of presenting these cash flows as investing activities pursuant to ASC 230-10-45-12a.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the nature of the cash flows related to the “Due from related parties” line item was the refund of prepayments of filming of TV series. The Company made prepayments to its related parties for co-production of TV series. However, due to the impact of Covid-19 epidemic, the production of TV series was ceased, and the Company received the full refund of the prepayments from its related parties during the year ended December 31, 2023. Therefore, we presented “Due from related parties” in operating activities in our consolidated cash flow.

Summary of Significant Accounting Policies

Reclassifications, page F-21

2.

Please tell us the basis for and revise to disclose a description of the nature of the reclassification adjustments. Additionally, please revise the table to correct the total asset and total liabilities amounts.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the disclosure on page F-21.

Segment Reporting, page F-32

3.	Please tell us how your disclosure considered the adoption of ASU 2023-07.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the disclosure on page F-18 and F-32.

Exhibit Index

Exhibit 23.1, page II-6

4.	The consent only refers to the financial statements as of and the year ended December 31. 2024. Please request that your auditor revise the consent to refer to the financial statements as of and the years ended December 31, 2024 and 2023.

Response: In response to the Staff’s comments, we have submitted an updated exhibit 23.1 to refer to the financial statements as of and the years ended December 31, 2024 and 2023.

General

5.	Please revise to reconcile the inconsistencies between your registration statement and your exhibit 5.1 and 5.2 opinions with respect to the amount and type of securities you are offering, and ensure that you include an opinion on the shares underlying the warrants you contemplate offering. In this regard, we note that your revised exhibit 5.1 opinion covers 1,250,000 shares as well as an additional 187,500 over-allotment shares, and it also no longer opines on the shares underlying the underwriters’ warrants. The exhibit 5.2 opinion reflects similar offering amounts. However, according to your registration statement, you contemplate offering up to 3,450,000 shares (including the over-allotment option), as well as underwriters’ warrants.

Response: In response to the Staff’s comments, we have submitted updated Exhibits 5.1 and 5.2 to reflect the amount and type of securities being offered, as well as the shares underlying the warrants, to be consistent with the registration statement.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, Esq.
VCL Law LLP